SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2005
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes         No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No.
333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange
Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of October 2005, incorporated by reference herein:

Exhibit

99.1 Release dated October 27, 2005, entitled “REPORT ON ACTIVITIES FOR THE FIRST
                                                                   QUARTER ENDED 30 SEPTEMBER 2005 “
99.2 Release dated October 27, 2005, entitled “DRDGOLD SA PRODUCTION UP 5%”
99.3 Release dated October 27, 2005, entitled “DRDGOLD EXTENDS BEE, ESTABLISHES NEW
                                                                   PLATFORM FOR GROWTH INTO AFRICA”
99.4 Release dated October 27, 2005, entitled” DRDGOLD ANNOUNCES BOARD CHANGES”

3
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: October 27, 2005
By: / Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Report on activities for the first quarter ended
30 September 2005
DRDGOLD LIMITED
2006 FINANCIAL YEAR
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
ARBN 086 277616 • JSE trading symbol: DUR • ISIN Code: ZAE 000058723
Issuer code: DUSM • NASDAQ trading symbol: DROOY • ASX trading symbol: DRD
 (“DRDGOLD” or “the Company”)
KEY RESULTS SUMMARY
Quarter
Quarter % Quarter
Group
Sep 2005
Jun 2005 Change Sep 2004
Attributable gold production (*)
Australasian operations oz
67 920
72 662 (6) 77 387
kg
2 113
2 259 (6) 2 407
South African operations oz
67 710
64 752 5 66 585
kg
2 106
2 014 5 2 071
Discontinued operations oz
–
– – 76 552
kg
–
– – 2 381
Group oz
135 630
137 414 (1) 220 524
kg
4 219
4 273 (1) 6 859
Cash operating costs
Australasian operations US$/oz
308
282 9 217
ZAR/kg
64 530
58 043 11 44 448
South African operations US$/oz
419
393 7 538
ZAR/kg
87 806
81 545 8 110 409
Discontinued operations US$/oz
–
– – 459
ZAR/kg
–
– – 94 116
Group US$/oz
356
326 9 389
ZAR/kg
74 585
67 335 11 79 892
Gold price received US$/oz
446
432 3 403
ZAR/kg
93 559
89 375 5 82 785
Capital expenditure US$ million
4.0
9.0 (56) 6.0
ZAR million
26.0
56.2 (54) 38.9
* Attributable - Including Emperor Mines Limited (45.33%) and Crown Gold Recoveries (Pty) Limited (40%)
Group Results
(Unaudited)
•  Board approves extension of BEE structure
•  Australasian cost pressures being addressed
•  SA gold production up 5%
KEY FEATURES

SAFETY
We record with deep regret the death of one employee in a work-related incident during the quarter under review.This compares with three in the previous quarter. Mr Enoque Matues Mapossa (37), a team leader from Manica Province in Mozambique, died in a fall of ground at Blyvooruitzicht mine on
28 September 2005. He is survived by his wife and two children.
The Group’s Fatal Injury Frequency Rate (FIFR) remained unchanged from the previous quarter at 0.52 in spite of fewer fatalities, due to a reduction in the total number of employees.
The Lost Time Injury Frequency Rate (LTIFR) continued to show improvement – to 6.24 from 7.21 – as did the Serious Injury Frequency Rate (SIFR) – to
2.48 from 3.60.
Overall, these results are encouraging and point to the continuing benefits deriving from Group-wide, behavior-based workplace training and orientation initiatives.
PRODUCTION
Group gold production was 1% lower at 135 630 ounces (oz).This reflects a 6% decline in attributable production from the Australasian operations to
67 920 oz, due mainly to continuing operational constraints at Porgera and Tolukuma. Production from the South African operations increased by 5% to
67 710 oz, reflecting a continuing process of stabilisation.
CASH OPERATING COSTS
Group cash operating unit costs were 9% higher at US$356 per ounce. Cash operating unit costs at the Australasian operations rose 9% higher to US$308 per ounce, reflecting lower production at Porgera and Tolukuma and higher fuel costs affecting these operations as well as Emperor’s Vatukoula mine.The cash operating costs of the South African operations increased by 7% to US$419 per ounce. Contributory factors were varied and are detailed in the operation-by-operation commentaries below.
GOLD MARKET REVIEW
The gold market moved into higher territory in both US$ and Rand terms in the quarter under review.The US$ gold price is up more than 20% for the current calendar year, continuing five years of upswing. In Rand terms, for the quarter under review, the spot price was up more than 4% to around R91 950 per kilogram on the back of a slightly weaker US$/Rand exchange rate.
Of note is that, while gold price strength over the past year has been driven by US$ weakness, the US$ actually strengthened in the quarter, and gold rose, not only in US$ terms, but also in terms of other currencies such as the Euro and Swiss franc, leading us to believe that the continued strength in the gold market is underpinned not only by US$ weakness but also by other fundamentals such as supply/demand imbalances to which we have referred in the past.
Investment demand for both physical gold and investment continues to be encouraging.
CORPORATE DEVELOPMENTS
In a separate announcement today, DRDGOLD announced that the Board of Directors have approved an extension of the company’s existing black economic empowerment (BEE) structure with Khumo Bathong Holdings (Pty) Limited (KBH) to cover all of DRDGOLD’s South African assets.
The transaction, facilitated by the Industrial Development Corporation (IDC) which agreed to a debt restructuring in the Crown Joint Venture held 60% and
40% by KBH and DRDGOLD respectively, results in KBH acquiring as a first step a 15% interest in a newly created vehicle, DRDGOLD SA. DRDGOLD will retain an 85% interest.
In the second step, KBH has been granted an option, exercisable over the next three years, to acquire a further 11% in DRDGOLD SA for R9.3 million.This will include a 6% stake to be placed in a new employee trust.The transaction has been vendor financed by the conversion of an existing loan to KBH of
R7.9 million and issuance of R31.8 million new KhumoGold preference shares.
On 29 September 2005 DRDGOLD advised shareholders in a cautionary announcement that it had entered into discussions with several parties regarding the company’s offshore assets and that these discussions may result in a transaction that may have a material effect on the price of the company’s securities.
At the same time, the company said it was considering a range of proposals which could result in the consolidation of its Australasian assets. One of these is the possible consolidation of its interests in the Porgera Joint Venture and the Tolukuma gold mine into Emperor Mines Limited (Emperor).
A proposal to vend assets into Emperor had been made and was being considered by the independent board members of Emperor.There was no guarantee that this or any other proposal being considered by the company would proceed.Any proposal affecting the company’s Australasian assets would be subject to a range of regulatory approvals and consents. If an agreement was reached, the company would announce the details in accordance with its statutory disclosure obligations. Shareholders were advised to continue to exercise caution when dealing in the company’s securities until full announcements had been made.
DRDGOLD ANNOUNCES BOARD CHANGES
Dr Paseka Ncholo has been appointed Executive Chairman of the new vehicle, DRDGOLD SA, formed as a result of the merger between the South African gold mining interests of DRDGOLD and KBH. In order to provide this new entity with his full time attention and leadership, and in consideration of conflict of interest, Dr Ncholo will resign as a director of DRDGOLD.
Geoffrey Campbell, formerly Senior Independent Non-Executive Director, will take over as Non-Executive Chairman of DRDGOLD.
Professor Douglas Blackmur will assume the responsibility of Chairman of DRDGOLD’s Nominations and Remuneration Committee, and become Senior
Independent Non-Executive Director.
After nine years with the company, Ian Murray will be resigning as a director and employee on completion of his existing contract on 30 November 2005.
Mark Wellesley-Wood, Chief Executive Officer (“CEO”) will be spending a greater portion of his time at Emperor and attending to DRDGOLD’s
Australasian interests.
STOCK
Issued capital
304 010 632 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 334 391 163
Stock traded
JSE
ASX
NASDAQ
FRANKFURT
Average volume for the quarter per day (000) 191 8 2 518 74
% of issued stock traded (annualised) 16 1 216 7
Price • High R 10.25 A$ 2.26 $ 1.66 Euro 1.31
• Low R 5.60 A$ 1.08 $ 0.85 Euro 0.74
• Close R 9.25 A$ 1.81 $ 1.38 Euro 1.17

Australasian operations
Quarter
Quarter
%
Quarter
Porgera (20% of the Joint Venture)
Sep 2005
Jun 2005
Change
Sep 2004
Ore milled t’000
281
297 (5) 288
Yield g/t
4.80
4.65 3 5.20
Gold produced oz
43 395
44 409 (2) 48 162
kg
1 350
1 382 (2) 1 498
Capital expenditure US$ m
2.0
8.3 77 2.7
ZAR m
12.9
52.3 75 17.3
Cash operating costs US$/oz
264
227 (16) 174
ZAR/kg
55 383
46 706 (19) 35 767
While yield was 3% higher at 4.80 gram per tonne (g/t), ore milled was 5% lower at 281 000 tonne (t), resulting in a 2% decline in attributable gold production to 43 395 oz.
Key amongst the factors impacting negatively on production were a seven-day power cut due to powerline disruptions; mill feed dilution; pumping restrictions in the ball mill circuit; and a general re-allocation of resources for the removal of slip material from the previously-reported West Wall failure.
Cash operating unit costs increased by 16% to US$264 per ounce due to higher fuel and chemical costs, and lower gold production.
Quarter
Quarter % Quarter
Tolukuma
Sep 2005
Jun 2005 Change Sep 2004
Ore milled t’000
47
52 (10) 52
Yield g/t
9.40
11.21 (16) 11.65
Gold produced oz
14 199
18 769 (24) 19 484
kg
442
583 (24) 606
Capital expenditure US$ m
1.1
0.5 (120) 1.1
ZAR m
7.3
3.5 (109) 6.9
Cash operating costs US$/oz
441
413 (7) 321
ZAR/kg
92 466
84 918 (9) 65 908
Gold production was 24% lower at 14 199 oz, reflecting a 10% decrease in ore milled to 47 000 t and a 16% decline in yield to 9.40 g/t.
Production was affected both by a lack of available stoping areas, leading to the mining of more underground stockpiled material, and by bad weather.The latter resulted in 19 ‘no-fly’ days, during which stocks – primarily diesel for power generation and reagents for the milling process – could not be airlifted to the mine. Consequently, 11 days’ production – the equivalent of some 2 300 oz – were lost.
As a result of lower production, cash operating unit costs were 7% higher at US$441 per ounce. Significant savings were made in mobile maintenance and underground mining during the quarter under review however, helping to offset higher fuel prices and consumption arising from reduced water for hydro power generation.
Quarter
Quarter % Quarter
Emperor (45.33% attributable)
Sep 2005
Jun 2005 Change Sep 2004
Ore milled t’000
54
45 20 38
Yield g/t
5.94
6.53 (9) 7.97
Gold produced oz
10 326
9 484 9 9 741
kg
321
294 9 303
Attributable gold production increased by 9% to 10 326 oz, due to a 20% increase in ore milled to 54 000t decreased by 9% to yield 5.94 g/t.
Development to open up reserves and increase mineable face length was 49% higher at 3 802m.
These increases reflect the successful deployment under the new DRDGOLD-led management team of the so-called Me Caka (Do It) Process, a key feature of which has been a switch from a 6/2 (six days on, two days off) roster to a 5/2 (five days on, two days off) roster to improve worker morale and productivity. Indicative of improved worker morale has been a significant reduction in shifts lost due to absenteeism, from an average of 2 000 a month to 600.
The Philip Shaft winder motor generator (MG) set and motor field coils have been replaced and the winder is performing satisfactorily.
South African operations
Quarter
Quarter % Quarter
Blyvooruitzicht
Sep 2005
Jun 2005 Change Sep 2004
Area mined m
2
000
35
42 (17) 48
Development m
729
423 72 720
Face length m
1 228
1 187 3 1 755
Stoping width cm
109
110 (1) 109
Ore milled
Underground t’000
173
138 25 180
Surface t’000
873
807 8 577
Total t’000
1 046
945 11 757
Yield
Underground g/t
6.23
7.83 (21) 6.74
Surface g/t
0.33
0.25 30 0.21
Total g/t
1.30
1.36 (4) 1.76
Gold produced
Underground oz
34 626
34 755 – 39 031
kg
1 077
1 081 – 1 214

South African operations
Quarter
Quarter % Quarter
Blyvooruitzicht
Sep 2005
Jun 05 Change Sep 2004
Surface oz
9 196
6 559 40 3 858
kg
286
204 40 120
Total oz
43 822
41 314 6 42 889
kg
1 363
1 285 6 1 334
Capital expenditure US$ m
0.8
– (1) 0.2
ZAR m
5.5
0.2 (2 650) 1.5
Cash operating costs US$/oz
419
393 (7) 538
ZAR/kg
87 806
81 545 (8) 110 409
Total gold production rose 6% to 43 822 oz, reflecting a 40% increase in surface production to 9 196 oz due both to increased throughput from the slimes dam project and the milling of waste rock, the latter at a average grade of 1 g/t.
Underground production was slightly lower at 34 626 oz, reflecting a 17% decline in area mined to 35 000 square metres (m
2
) and a 21% decrease in yield to 6.23
g/t.The main contributor was the loss of high grade panels due to seismic activity during July that necessitated the temporary redeployment of six crews to lower grade areas.Increased sweeping and vamping helped to offset the negative impact.The affected high grade panels have been re-established and production from these will resume in the course of the current (December) quarter.
Mine call factor (MCF) showed improvement, largely due to the successful implementation of single cartridge blasting that results in bigger rock fragmentation and consequently, less gold loss.
Productivity, in terms of grams per total employee costed (g/tec) increased by 5% to 130.41, reflecting the benefits of continuing training for in-stope personnel and a further reduction in the average temperature at working faces to 29.5°C.
Development increased by 72% to 729 m, reflecting better ore pass management and the introduction of an incentive scheme for development crews. Opening up increased by 36% to 1 466 m.
Overall cash operating unit costs were 7% higher at US$419 per ounce. Key contributors were the cost of filling of two sinkholes that occurred within the mine’s lease area during the quarter; the impact of Eskom’s higher winter tariffs on power costs; and the effect of back-dating the 2005 wage increase to 1 July, 2005.Wage negotiations progressed very satisfactorily and settlement – 6% in the current financial year and 6.5% in the 2006 financial year – was reached without recourse to industrial action. The opening up of Carbon Leader panels on 15 level of the No 2 Sub-Shaft Project is behind schedule due both to a delayed start and to geological features that have been encountered. In terms of a revised plan, mining has been switched to easier-to-access, higher grade areas at No 4 Shaft. In addition, less faulted, higher grade areas on 15 level of the project will be prioritised.Work on accessing No 2 Sub-Shaft from No 5 Shaft on 15 level is slightly ahead of schedule.
The slimes dam expansion project was commissioned during September 2005 as anticipated and production is building smoothly to the planned 300 000 t per month.
The plant upgrade has been completed and efficiencies have improved, as expected.
DRDGOLD’s training centre for its South African operations has been successfully relocated from the liquidated and subsequently sold North West Operations (NWO) at Stilfontein to Blyvoor. Provisional International Safety Organisation (ISO) accreditation for adult basic education and training (ABET) and for mining and metallurgical training has been secured. Engineering training will continue to be outsourced, as before the NWO liquidation.
Quarter
Quarter % Quarter
Crown (40% attributable)
Sep 2005
Jun 2005 Change Sep 2004
Ore milled t’000
894
904 (1) 913
Yield g/t
0.43
0.37 16 0.42
Gold produced oz
12 288
10 886 13 12 282
kg
382
339 13 382
Cash operating costs US$/oz
373
397 6 361
ZAR/kg
78 248
81 879 4 74 116
Attributable gold production was 13% higher at 12 288 oz, a 16% increase in yield to 0.43 g/t more than compensating for a 1% decline in tonnage treated to 894 000 t.
The improvement in yield resulted both from the successful commissioning of the CMR (2/A/1) reclamation site and a general improvement in extraction rates at Crown’s three plants.
Cash operating unit costs were 6% lower at US$373 per ounce, reflecting higher gold production.
Wage negotiations are currently under way.
Quarter
Quarter % Quarter
ERPM (40% attributable)
Sep 2005
Jun 2005 Change Sep 2004
Area mined m
2
# 000
18
18 - 25
Development # m
336
513 (35) 74
Face length # m
698
715 (2) 770
Stoping width # cm
133
127 5 128
Ore milled
Underground t’000
34
33 3 47
Surface t’000
206
193 7 152
Total t’000
240
226 6 199
Yield
Underground g/t
7.88
9.18 (14) 6.70
Surface g/t
0.43
0.44 (2) 0.26
Total g/t
1.50
1.72 (13) 1.78
Gold produced
Underground oz
8 719
9 800 (10) 10 127
kg
271
305 (10) 315
Surface oz
2 881
2 752 6 1 287
kg
90
85 6 40
Total oz
11 600
12 552 (7) 11 414
kg
361
390 (7) 355
Cash operating costs US$/oz
412
370 (11) 401
ZAR/kg
86 319
76 395 (13) 82 072
# Represents total mine
Total attributable gold production was 7% lower at 11 600 oz, reflecting a 10% decline in attributable underground gold production to 8 719 oz.
Attributable surface production, however, was 6% higher at 2 881 oz.
Lower underground production resulted from the combined effects of traversing geological discontinuities encountered and lower development.The former slowed the pace of mining, increased stoping width and thus, the volume of waste mined. As a result, yield was 14% lower at 7.88 g/t. Production in the current (December) quarter is expected to be affected somewhat, due to the need to re-develop working areas.
A 35% decline in development to 336 m arose from a re-organisation of labour. Development, however, is now back on track. While a shortage of available face meant that area mined during the quarter was unchanged at 18 000 m
2
, this situation is expected to improve in the current (December)
quarter due to increased development making more face available for mining.
Opening up and development on and above 70 level has begun. In future, this will reduce pressures on the availability of the decline shaft.

The increase in surface production reflects improved milling capacity of Cason Dump material at the ERPM plant, following the completion of repairs. Milling of material from Cason is expected to improve further with the installation of two additional mills at the Knights plant, scheduled for completion in
March 2006.
Overall cash operating unit costs increased by 11%, reflecting the cost of additional timber support required to traverse the underground faulting referred to above; the cost of an additional pump required for the pumping upgrade programme (see below); and payment of an installment for the plugging project, pending the availability of funds from the Department of Minerals and Energy (DME).
Phase 1 on the plugging project has been completed and Phase 2 is now 40% completed.The third and final phase is scheduled to begin in August 2006.The pumping upgrade programme is on schedule and has been re-scoped to include mud-handling facilities.These will cost an additional R7 million but payback from additional gold recovery is expected in a 12-month timeframe.
The Far East Vertical Shaft decline shaft rehabilitation programme continues, on schedule and is expected to substantially reduce downtime-related risk.
Environmental rehabilitation also continues apace. At the end of the quarter under review, the Hercules Shaft was demolished and rehabilitation of the shaft area is under way, in accordance with the requirements of the DME-approved rehabilitation programme. A programme to recover gold from disused railway line ballast is proving lucrative, and slimes dam revegetation is expected to be restored to previous levels with the replacement of stolen and vandalised equipment.
Wage negotiations are currently under way.
Discontinued operations
Quarter
Quarter % Quarter
North West (Hartebeestfontein and Buffelsfontein mines)
Sep 2005
Jun 2005 Change Sep 2004
Area mined m
2
000 – – – 92
Development m – – – 8 340
Face length m – – – 3 003
Stoping width cm – – – 120
Ore milled
Underground t’000 – – – 396
Surface t’000 – – – 170
Total t’000 – – – 566
Yield
Underground g/t – – – 5.54
Surface g/t – – – 1.09
Total g/t – – – 4.21
Gold produced
Underground oz – – – 70 572
kg – – – 2 195
Surface oz – – – 5 980
kg – – – 186
Total oz – – – 76 552
kg – – – 2 381
Capital expenditure US$ m – – – 2.1
ZAR m – – – 13.1
Cash operating costs US$/oz – – – 459
ZAR/kg – – – 94 116
Subsequent to the end of the quarter under review, a scheme of arrangement for the acquisition of Buffelsfontein Gold Mines Limited proposed by Simmer
& Jack (Pty) Limited and accepted by a majority of Buffelsfontein’s creditors, including DRDGOLD, was approved and sanctioned by the High Court of
South Africa.
Cash operating costs
Reconciliation of Non-Gaap financial measures
For the three months ending September 30, 2005
Blyvoor Tolukuma Porgera
Continued
Discontinued Group
Operations
Operations
Cash operating costs US$ 000 18 341 6 263 11 458
36 062
0
36 062
Adjust for:
Revenue from byproducts US$ 000 (33) (228) (47)
(308)
0
(308)
Other non cash operating costs US$ 000 145 248 265
658
480
1 138
Production costs US$ 000 18 453 6 283 11 676 36 412
480
36 892
Cash operating costs
US$/oz 419 441 264
356
0
356
For the three months ending June 30, 2005
Cash operating costs
US$ 000 16 225 7 755 10 089
34 069
0
34 069
Adjust for:
Revenue from byproducts US$ 000 (96) (295) 2 548
2 157
0
2 157
Other non cash operating costs US$ 000 73 573 (618)
28
810
838
Production costs US$ 000 16 202 8 033 12 019
36 254
810
37 064
Cash operating costs US$/oz 393 413 227
326
0
326
For the three months ending September 30, 2005
Blyvoor Tolukuma Porgera
Continued
Discontinued
Group
Operations
Operations
Cash operating costs ZAR 000 119 679 40 870 74 767
235 316
0 235 316
Adjust for:
Revenue from byproducts ZAR 000 (216) (1 487) (304)
(2 007)
0
(2 007)
Other non cash operating costs ZAR 000 945 1 617 1 727
4 289
3 130
7 419
Production costs ZAR 000 120 408 41 000 76 190
237 598
3 130  240 728
Cash operating costs
ZAR/kg 87 806 92 466 55 383
74 585
0
74 585
For the three months ending June, 2005
Cash operating costs
ZAR 000 104 785 49 507 64 548
218 840
0  218 840
Adjust for:
Revenue from byproducts ZAR 000 (595) (1 891) 15 665
13 179
0
13 179
Other non cash operating costs ZAR 000 485 3 694 (3 693)
486
5 180 5 666
Production costs ZAR 000 104 675 51 310 76 520
232 505
5 180  237 685
Cash operating costs ZAR/kg 81 545 84 918 46 706
67 335
0
67 335

EXPLORATION (TOLUKUMA)
Work for the quarter focused on tenure management. A Work Program was completed for EL 1352, wardens hearings were conducted for a number of
EL’s, 894, 580 and 683. Renewals were granted for EL 1264 and 1297. Seven (7) EL’s are current with four (14) EL’s 580, 683, 894, and 1327 at renewal application stage awaiting Mining Advisory Board (MAB) approval. Discrepancies in EL 683 reporting have been rectified and resubmitted to MAB, as requested.
Consultants commenced a major review in late August of all the projects, prospects and targets across all EL’s with a focus initially on the Central
Tenements surrounding Tolukuma Mine and ML 104.The review is comprehensively sourcing and re-evaluating all past exploration data.The review aided by recently acquired aeromagnetics (1998 & 2003) and PNG Mines Department Open File data compilations will provide a new synthesis of the exploration prospectiveness. A re-ranking of projects and prospects towards prioritizing future exploration work programs is due for completion by the end of the calendar year.
Arrangements commenced to relocate the Regional Exploration data and activities from Tolukuma Mine to Tolukuma’s Port Moresby office.
ML104 EXPLORATION
120/Zine North Extension
No additional holes were drilled during the quarter. Drilling results received during the quarter:
Hole No
From depth (m)
To depth (m)
True width (m)
AU g/t
AG g/t
120/ZN_010 174.3 174.9 0.6 0.02 2.6
Sawmill Vein
Drilling on the Sawmill vein was completed in July 2005. During the quarter two holes (SM014 and SM015) were drilled for a total of 167.2 m. A total of fifteen holes have been drilled on this structure.
Hole No
From depth (m)
To depth (m)
True width (m)
AU g/t
AG g/t
SM014 143.5 143.7 0.2 0.4 2.0
SM015 151.3 151.7 1.2 0.2 2.0
Underground LMA90 drilling
During the quarter five holes were completed. All the holes intersected the target structures. Although the structures are promising particularly the southern extension of the Degot/Fundoot, the results were much lower than expected.
Hole No
From depth (m)
To depth (m)
True width (m)
AU g/t
AG g/t
TU056 189.4 191.4 0.8 3.5 38.5
TU057 175.4 176.2 0.6 1.0 23.0
TU058 196.2 197.5 0.9 0.5 6.0
TU059 156.0 156.6 0.5 0.2 28.0
TU060 81.7 82.4 0.7 0.4 50.0
Gulbadi ‘Y’ Vein
A total of 5 holes were drilled on this structure.The best results was 0.13 m at 13.1 g/t of gold. Other results are summarised below:
Hole No
From depth (m)
To depth (m)
True width (m)
AU g/t
AG g/t
GBY001 91.9 92.7 0.7 3.7 155.0
GBY003 122.6 122.9 0.3 2.6 35.0
GBY003 158.2 158.5 0.2 0.5 14.0
GBY004 135.8 136.9 0.4 2.2 17.0
GBY005 82.0 82.2 0.1 13.1 48.0
Gufinis (Tolukuma North) Drilling
Two holes were drilled of which the first hole intersected a mineralised zone which resulted in 6.0 m at 11.6 g/t of gold including 3.4 m at 17.1 g/t of gold
(97% core recovery).The second hole intersected the same structure around 70 m below the above intersection.This gave 4.7 m at 2.0 g/t of gold including
0.3 m at 11.6 g/t of gold.
MARK WELLESLEY-WOOD
GEOFFREY CAMPBELL
Chief Executive Officer
Non-Executive Chairman
27 October 2005

DIRECTORS
DIRECTORS (*British) (**Australian) (***American)
Executives:
Independent non-executives:
Group Company Secretary:
MM Wellesley-Wood (Chief Executive Officer) * RP Hume T Gwebu
JWS Sayers (Chief Financial Officer) GC Campbell * (Non-Executive Chairman)
IL Murray (Corporate Development Officer) D Blackmur **
Non-executives:
MP Ncholo
J Turk
***
For further information, contact Ilja Graulich at:
Tel:(+27-11) 219-8700 • Fax: (+27-11) 482-4641 • e-mail: ilja.graulich@za.drdgold.com • website: http://www.drdgold.com
Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa • PO Box 390, Maraisburg, 1700, South Africa
D R D G O L D    L I M I T E D

For immediate release
517/05-jmd

DRDGOLD SA PRODUCTION UP 5%
Johannesburg, South Africa. 27 October 2005. DRDGOLD Limited (JSE: DRD; NASDAQ:
DROOY; ASX: DRD; POM SoX: DRD) today announced Group gold production of 135 630 ounces (oz) for the quarter ended 30 September 2005, 1% down on the previous quarter.

Production from the South African operations increased by 5% to 67 710 oz, reflecting a continuing process of stabilisation at Blyvooruitzicht (Blyvoor) and East Rand Proprietary
Mines Limited (ERPM), the company said.

Attributable production from the Australasian operations was 6% lower at 67 920 ounces
(oz), due mainly to continuing operational constraints at Porgera and Tolukuma.

Group cash operating costs were 9% higher at US$356/oz. Cash operating costs at the
Australasian operations rose 9% to US$308/oz, reflecting lower production at Porgera and
Tolukuma and higher fuel costs affecting these operations as well as Emperor’s Vatukoula mine.

Cash operating costs at the South African operations increased by 7% to US$419.

Blyvooruitzicht (Blyvoor)

Total gold production rose 6% to 43 822 oz, reflecting a 40% increase in surface production to 9 196 oz due both to increased throughput from the slimes dam project and the milling of waste rock, the latter at a average grade of 1 gram per tonne (g/t).

Underground production was slightly lower at 34 626 oz, reflecting a 17% decline in area mined to 35 000 square metres (m²) and a 21% decrease in yield to 6.23 g/t. The main contributor was the loss of high grade panels due to seismic activity during July that necessitated the temporary redeployment of six crews to lower grade areas. Increased sweeping and vamping helped to offset the negative impact. The affected high grade panels have been re-established and production from these will resume in the course of the current
(December) quarter.

Mine call factor (MCF) showed improvement, largely due to the successful implementation of single cartridge blasting that results in bigger rock fragmentation and consequently, less gold loss.

Productivity, in terms of grams per total employee costed (g/tec) increased by 5% to 130.41
g/tec, reflecting the benefits of continuing training for in-stope personnel and a further reduction in the average temperature at working faces to 29.5°C.

Development increased by 72% to 729 metres (m), reflecting better ore pass management and the introduction of an incentive scheme for development crews. Opening up increased by 36% to 1 466 m.

Overall cash operating costs were 7% higher at US$419/oz. Key contributors were the cost of filling two sinkholes that occurred within the mine’s lease area during the quarter; the impact of Eskom’s higher winter tariffs on power costs; and the effect of back-dating the 2005 wage increase to 1 July, 2005. Wage negotiations progressed very satisfactorily and settlement – 6% in the current financial year and 6.5% in the 2006 financial year – was reached without recourse to industrial action.

The opening up of Carbon Leader panels on 15 level of the No 2 Sub-Shaft Project is behind schedule due both to a delayed start and to geological features that have been encountered.
In terms of a revised plan, mining has been switched to easier-to-access, higher grade areas at No 4 Shaft. In addition, less faulted, higher grade areas on 15 level of the project will be prioritised. Work on accessing the No 2 Sub-Shaft from No 5 Shaft on 15 level is slightly ahead of schedule.

The slimes dam expansion project was commissioned during September 2005 as anticipated and production is building smoothly to the planned 300 000 t per month. The plant upgrade has been completed and efficiencies have improved, as expected.

East Rand Proprietary Mines Limited (ERPM, 40%)

Total attributable gold production was 7% lower at 11 600 oz, reflecting a 10% decline in attributable underground gold production to 8 719 oz. Attributable surface production, however, was 6% higher at 2 881 oz.

Lower underground production resulted from the combined effects of traversing geological discontinuities encountered and lower development. The former slowed the pace of mining, increased stoping width and thus, the volume of waste mined. As a result, yield was 14%
lower at 7.88 g/t. Production in the current (December) quarter is expected to be affected somewhat, due to the need to re-develop working areas.

A 35% decline in development to 336 m arose from a re-organisation of labour.
Development, however, is now back on track. While a shortage of available face meant that area mined during the quarter was unchanged at 18 000 m², this situation is expected to improve in the current (December) quarter due to increased development making more face available for mining.

Opening up and development on and above 70 level has begun. In future, this will reduce pressures on the availability of the decline shaft.

The increase in surface production reflects improved milling capacity of Cason Dump material at the ERPM plant, following the completion of repairs. Milling of material from
Cason is expected to improve further with the installation of two additional mills at the
Knights plant, scheduled for completion in March 2006.

Overall cash operating costs increased by 11%, reflecting the cost of additional timber support required to traverse the underground faulting referred to above; the cost of an additional pump required for the pumping upgrade programme (see below); and payment of an installment for the plugging project, pending the availability of funds from the Department of Minerals and Energy (DME).

Phase 1 of the plugging project has been completed and Phase 2 is now 40% completed.
The third and final phase is scheduled to begin in August 2006. The pumping upgrade programme is on schedule and has been re-scoped to include mud-handling facilities. These will cost an additional R7 million but payback from additional gold recovery is expected in a
12-month timeframe.

Wage negotiations are currently under way.

Crown (40%)

Attributable gold production was 13% higher at 12 288 oz, a 16% increase in yield to 0.43 g/t more than compensating for a 1% decline in tonnage treated to 894 000 t.

The improvement in yield resulted both from the successful commissioning of the CMR
(2/A/1) reclamation site and a general improvement in extraction rates at Crown’s three plants.

Cash operating costs were 6% lower at US$373/oz, reflecting high gold production.

Wage negotiations are currently under way.

Porgera (20%)

While yield was 3% higher at 4.80 g/t, ore milled was 5% lower at 281 000 t, resulting in a
2% decline in attributable gold production to 43 395 oz.

Key amongst the factors impacting negatively on production were a seven-day power cut due to powerline disruptions; mill feed dilution; pumping restrictions in the ball mill circuit; and a general re-allocation of resources for the removal of slip material from the previously-
reported West Wall failure.

Cash operating costs increased by 16% to US$264/oz due to lower gold production and higher fuel and chemical costs.

Tolukuma

Gold production was 24% lower at 14 199 oz. This reflects a 10% decrease in ore milled to
47 000 t and a 16% decline in yield to 9.40 g/t.

Production was affected both by a lack of available stoping areas, leading to the mining of more underground stockpiled material, and by bad weather. The latter resulted in 19 ‘no-fly’
days, during which stocks – primarily diesel for power generation and reagents for the milling process – could not be airlifted to the mine. Consequently, 11 days’ production – the equivalent of some 2 300 oz – were lost.

As a result of lower production, cash operating costs were 7% higher at US$441/oz.
Significant savings were made in mobile maintenance and underground mining during the quarter under review however, helping to offset higher fuel prices and consumption arising from reduced water for hydro power generation.

Emperor (45.33%)

Attributable gold production increased by 9% to 10 326 oz, reflecting a 20% increase in ore milled to 54 000 t. Yield was 9% lower at 5.94 g/t.

Development to open up reserves and increase mineable face length was some 49% higher at 3 802 m.

These increases reflect the successful deployment under the new DRDGOLD-led management team of the so-called Me Caka (Do It) Process, a key feature of which has been a switch from a 6/2 (six days on, two days off) roster to a 5/2 (five days on, two days off) roster to improve worker morale and productivity. Indicative of improved worker morale has been a significant reduction in shifts lost due to absenteeism, from an average of 2 000 a month to 600.
Queries:

South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 219 8707(office)
+27 83 604 0820 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America
Investor and Media Relations
Barbara Cano, Breakstone Group International
+1 646 452 2334 (office)

Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)

United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398

DRDGOLD is an intermediate unhedged gold producer with mines in South Africa as well as Australasia. The company’s production profile is split equally between its highly leveraged SA operations and its low cost, cash generative offshore mines.

DRDGOLD has primary listings on the Johannesburg (JSE:DRD) and Australian (ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the London and Port Moresby stock exchanges and the Paris and Brussels
Bourses. Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin
OTC Market.

For more information, please visit www.drdgold.com

FORWARD-LOOKING STATEMENTS
Some of the information in this press release may contain projections or other forward looking statements regarding future events or other financial performance, including forward-looking statements and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this release, the words "estimate", "project", "believe", anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals, changes in our competitive position, changes in business strategy, any major disruption in production at our key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2004, which we filed with the United States Securities and Exchange
Commission on 29 November 2004 on Form 20-F, as amended by the Form 20-F/A filed on 29 April 2005 and those detailed from time to time with the United States Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

For immediate release
518/05-jmd
DRDGOLD EXTENDS BEE, ESTABLISHES NEW PLATFORM FOR GROWTH INTO
AFRICA

Johannesburg, South Africa. 27 October 2005. The Board of DRDGOLD Limited (JSE:
DRD; NASDAQ: DROOY; ASX: DRD; POM SoX: DRD)
today approved an extension of the
company’s existing black economic empowerment (BEE) structure with Khumo Bathong
Holdings (Pty) Limited (KBH) to cover all of DRDGOLD’s South African assets.

The transaction has been facilitated by the Industrial Development Corporation (IDC), which agreed to a debt restructuring in the Crown Joint Venture, held 60% and 40% respectively by
KBH and DRDGOLD.

The new structure results in KBH acquiring, as a first step, a 15% interest in a newly created vehicle, DRDGOLD SA, which includes East Rand Proprietary Mines (ERPM), Crown surface operations and Blyvooruitzicht (Blyvoor). DRDGOLD will retain an 85% interest.

In the second step, KBH has been granted an option, exercisable over the next three years, to acquire a further 11% interest in DRDGOLD SA for the payment consideration of R9.3 million. This further equity tranch will include a 6% stake to be placed in a new, proposed
Employee Trust.

The transaction has been vendor financed by the conversion of an existing loan to KBH of
R7.9 million and issuance of R31.8 million new KhumoGold preference shares.

Commenting on the effects of the transaction, DRDGOLD CEO Mark Wellesley-Wood said:
“The restructuring transfers R36 million of value to KBH in exchange for a net purchase consideration of R15 million. The BEE discount, therefore, represents less than 1% of
DRDGOLD’s market capitalisation. Significantly, however, DRDGOLD’s attributable gold production will increase by 30% and its attributable gold reserves will increase by 165 000 ounces.

Dr Paseka Ncholo, Chairman of DRDGOLD Limited, will take over as Executive Chairman of
DRDGOLD SA with effect from 1 November 2005.

Dr Ncholo said: “This transaction achieves our objective of creating a solid platform to achieve sustainability and growth, while achieving compliance with the Mining Charter and simplifying our structure. Together with DRDGOLD, we intend to create a new, truly African company with interests spanning the entire continent.”

Queries:

South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 219 8707(office)
+27 83 604 0820 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America
Investor and Media Relations
Barbara Cano, Breakstone Group International
+1 646 452 2334 (office)

Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)

United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398

DRDGOLD is an intermediate unhedged gold producer with mines in South Africa as well as Australasia. The company’s production profile is split equally between its highly leveraged SA operations and its low cost, cash generative offshore mines.

DRDGOLD has primary listings on the Johannesburg (JSE:DRD) and Australian (ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the London and Port Moresby stock exchanges and the Paris and Brussels
Bourses. Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin
OTC Market.

For more information, please visit www.drdgold.com

FORWARD-LOOKING STATEMENTS
Some of the information in this press release may contain projections or other forward looking statements regarding future events or other financial performance, including forward-looking statements and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this release, the words "estimate", "project", "believe", anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals, changes in our competitive position, changes in business strategy, any major disruption in production at our key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2004, which we filed with the United States Securities and Exchange
Commission on 29 November 2004 on Form 20-F, as amended by the Form 20-F/A filed on 29 April 2005 and those detailed from time to time with the United States Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

For immediate release
519/05-jmd
DRDGOLD ANNOUNCES BOARD CHANGES

Johannesburg, South Africa. 27 October 2005. Dr Paseka Ncholo has been appointed
Executive Chairman of DRDGOLD SA, formed as a result of the merger between the South
African gold mining interests of DRDGOLD Limited (JSE: DRD; NASDAQ: DROOY; ASX:
DRD; POM SoX: DRD) and Khumo Bathong Holdings (Pty) Limited (KBH) announced today.

In order to provide the new entity with his full time attention and leadership, and in consideration of possible conflicts of interest, Dr Ncholo will resign as Non-Executive
Chairman and a director of DRDGOLD.

Geoffrey Campbell, formerly Senior Independent Non-Executive Director, will take over as Non-Executive Chairman of DRDGOLD.

Douglas Blackmur will assume the responsibility of Chairman of DRDGOLD's Nominations and Remuneration Committee, and become Senior Independent Non-Executive Director.

After nine years with the company, Ian Murray will resign as an Executive Director and employee on completion of his existing contract on 30 November, 2005.

CEO Mark Wellesley-Wood will spend a greater portion of his time at Emperor Mines Ltd and attend to DRDGold's Australasian interests.

Note to editors: Downloadable J-pegs of each of the afore-mentioned are available on the DRDGOLD website, www.drdgold.com
Queries:

South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 219 8707(office)
+27 83 604 0820 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America
Investor and Media Relations
Barbara Cano, Breakstone Group International
+1 646 452 2334 (office)

Australasia

Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)

United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398

DRDGOLD is an intermediate unhedged gold producer with mines in South Africa as well as Australasia. The company’s production profile is split equally between its highly leveraged SA operations and its low cost, cash generative offshore mines.

DRDGOLD has primary listings on the Johannesburg (JSE:DRD) and Australian (ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the London and Port Moresby stock exchanges and the Paris and Brussels
Bourses. Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin
OTC Market.

For more information, please visit www.drdgold.com

FORWARD-LOOKING STATEMENTS
Some of the information in this press release may contain projections or other forward looking statements regarding future events or other financial performance, including forward-looking statements and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this release, the words "estimate", "project", "believe", anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals, changes in our competitive position, changes in business strategy, any major disruption in production at our key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2004, which we filed with the United States Securities and Exchange
Commission on 29 November 2004 on Form 20-F, as amended by the Form 20-F/A filed on 29 April 2005 and those detailed from time to time with the United States Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.